UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 002-34664

ISSUER: Jaco Electronics, Inc.
EXCHANGE: Nasdaq Global Market
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

145 Oser Avenue, Happauge, NY 11788
Issuer’s telephone number, including area code: (631) 273-5500

 (Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, $0.10 par value, per share

(Description of class of securities)

Please place an X in the box to designate the rule provision upon to strike the class of securities from listing and registration

☐      17CFR 240.12d2-2(a)(1)

☐      17CFR 240.12d2-2(a)(2)

☐      17CFR 240.12d2-2(a)(3)

☐      17CFR 240.12d2-2(a)(4)

☐      Pursuant to 17CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☑
Pursuant to 17CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Jaco Electronics, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

          October 26, 2009                                                                    By:          /s/ Jeffrey Gash                                                                                 Chief Financial Officer
                 Date                                                             Name:  Jeffrey Gash                      Title